Exhibit 99.1

James Hardie Industries plc
Europa House 2nd Floor,
Harcourt Centre
Harcourt Street, Dublin 2, Ireland
24 December 2014
T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

James Hardie Dividend Amount

The Company’s first half financial year 2015 ordinary dividend of 8 US cents per CUFS, announced on 19 November 2014, converts to a dividend payment of 9.8704 Australian cents.

The dividend is payable in Australian currency on 27 February 2015 to securityholders registered at the 23 December 2014 record date.

The dividend will be converted and paid:

•	in US dollars to American Depositary Receipt holders and securityholders who have elected to receive payment in US currency;
•	in New Zealand dollars to securityholders who have elected to receive payment in NZ currency; and
•	in pounds sterling to securityholders who have elected to receive payment in UK currency.

Irish Dividend Withholding Tax (20% of the gross dividend) will be deducted from the dividend payment to any securityholders who have not submitted a validly completed Irish DWT Form.

Yours faithfully

Natasha Mercer
Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

David Harrison (USA), Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne,

Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719